UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              Antares Pharma, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    036642106
                                 (CUSIP Number)

                                  July 27, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages

CUSIP No. 036642106                   13G                  Page  2 of 9 Pages


------------------------------------------------------------------------------
     (1)      NAMES OF REPORTING PERSONS

              Empery Asset Management, LP
------------------------------------------------------------------------------
     (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)      SEC USE ONLY
------------------------------------------------------------------------------
     (4)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,661,067 shares of Common Stock

                    Warrants to purchase 1,625,000 shares of Common Stock
                    (see Item 4)
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    3,661,067 shares of Common Stock

                    Warrants to purchase 1,625,000 shares of Common Stock
                    (see Item 4)
------------------------------------------------------------------------------
     (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
              3,661,067 shares of Common Stock

              Warrants to purchase 1,625,000 shares of Common Stock
              (see Item 4)
------------------------------------------------------------------------------
     (10)     CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (9) EXCLUDES CERTAIN SHARES
              (see instructions)
                                                                     [ ]
------------------------------------------------------------------------------
     (11)     PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (9)
              4.99% (see Item 4)
------------------------------------------------------------------------------
     (12)     TYPE OF REPORTING PERSON (see instructions)
              PN
------------------------------------------------------------------------------

CUSIP No. 036642106                   13G                  Page  3 of 9 Pages


------------------------------------------------------------------------------
     (1)      NAMES OF REPORTING PERSONS

              Ryan M. Lane
------------------------------------------------------------------------------
     (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)      SEC USE ONLY
------------------------------------------------------------------------------
     (4)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,661,067 shares of Common Stock

                    Warrants to purchase 1,625,000 shares of Common Stock
                    (see Item 4)
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,661,067 shares of Common Stock

                    Warrants to purchase 1,625,000 shares of Common Stock
                    (see Item 4)
------------------------------------------------------------------------------
     (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
              3,661,067 shares of Common Stock

              Warrants to purchase 1,625,000 shares of Common Stock
              (see Item 4)
------------------------------------------------------------------------------
     (10)     CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (9) EXCLUDES CERTAIN
              SHARES (see instructions)
                                                                     [ ]
------------------------------------------------------------------------------
     (11)     PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (9)
              4.99% (see Item 4)
------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             IN
------------------------------------------------------------------------------

CUSIP No. 036642106                   13G                  Page  4 of 9 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Martin D. Hoe
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,661,067 shares of Common Stock

                    Warrants to purchase 1,625,000 shares of Common Stock
                    (see Item 4)
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,661,067 shares of Common Stock

                    Warrants to purchase 1,625,000 shares of Common Stock
                    (see Item 4)
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,661,067 shares of Common Stock

            Warrants to purchase 1,625,000 shares of Common Stock
            (see Item 4)
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
            (see instructions)
                                                                     [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (9)
            4.99% (see Item 4)
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
-------------------------------------------------------------------------------

CUSIP No. 036642106                   13G                  Page 5 of 9 Pages


Item 1.

(a)  Name of Issuer

        Antares Pharma, Inc., a Delaware corporation (the "Company")

(b)  Address of Issuer's Principal Executive Offices

        250 Phillips Blvd., Suite 290
        Ewing, NJ 08618


Item 2(a).  Name of Person Filing

      This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

      INVESTMENT MANAGER

      (i) Empery Asset Management, LP (the "Investment Manager"), with respect to the shares of Common Stock held by certain funds and managed accounts to which the Investment Manager serves as investment manager (collectively, the "Empery Funds").

      REPORTING INDIVIDUALS

      (ii) Mr. Ryan M. Lane ("Mr. Lane"), with respect to the shares of Common Stock held by the Empery Funds.

      (iii) Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the shares of Common Stock held by the Empery Funds.

      The Investment Manager serves as the investment manager to each of the Empery Funds. Each of the Reporting Individuals is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Reporting Persons is:

      120 Broadway, Suite 1019
      New York, New York 10271

Item 2(c).  Citizenship

      Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)  Title of Class of Securities

        Common Stock, $0.01 par value (the "Common Stock")

Item 2(e)  CUSIP Number

CUSIP No. 036642106                   13G                  Page 6 of 9 Pages


        036642106

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the filing date required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company's Prospectus filed pursuant to Rule 424(b)(5) on July 24, 2009, indicates that the total number of outstanding shares of Common Stock upon completion of the offering made pursuant to such Prospectus is 78,674,666. The percentages set forth on Row 11 of the cover page for each Reporting Person is based on the Company's outstanding shares of Common Stock and, subject to the Blocker (as defined below), assumes the exercise of the reported warrants. Pursuant to the terms of the reported warrants, the Reporting Persons cannot exercise any of these warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the "Blocker").

As of July 27, 2009, each of the Reporting Persons may have been deemed the beneficial owner of 4,062,500 shares of Common Stock beneficially owned by the Empery Funds. The Empery Funds also held warrants to purchase 1,625,000 shares of Common Stock. However, at that time the Reporting Persons were not able to exercise any of the warrants due to the Blocker.

CUSIP No. 036642106                   13G                  Page  7 of 9 Pages


Therefore as of July 27, 2009, each of the Reporting Persons may have been deemed to beneficially own 5.16% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

Since July 27, 2009, the Empery Funds sold a portion of their shares of Common Stock such that as of the date hereof, the Reporting Persons ceased to be the beneficial owner of 5% of the shares of Common Stock of the Company.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Empery Funds. Each of the Investment Manager and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock, except for their pecuniary interest therein.


Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.

Item 8.  Identification and Classification of Members of the Group

      See Exhibit I.

Item 9.  Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of July 31, 2009, by and among Empery Asset Management, LP, Ryan M. Lane and Martin D. Hoe.

CUSIP No. 036642106                   13G                  Page  8 of 9 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: July 31, 2009

EMPERY ASSET MANAGEMENT, LP

By: EMPERY AM GP, LLC, its General
Partner
                                           /s/ Ryan M. Lane
                                           ---------------------------------
                                           RYAN M. LANE
By: /s/ Ryan M. Lane
    --------------------------------
Name: Ryan M. Lane
Title: Managing Member




/s/ MARTIN D. HOE
-----------------------------------
MARTIN D. HOE

CUSIP No. 036642106                   13G                  Page 9 of 9 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.01 per share of Antares Pharma, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of July 31, 2009



EMPERY ASSET MANAGEMENT, LP

By: EMPERY AM GP, LLC,
its General Partner                        /s/ Ryan M. Lane
                                           ---------------------------------
                                           RYAN M. LANE

By: /s/ Ryan M. Lane
    ---------------------------------
Name: Ryan M. Lane
Title: Managing Member




/s/ MARTIN D. HOE
-------------------------------------
MARTIN D. HOE